                                                                  Exhibit 99.1
                                [DRAXIS LOGO]


FOR IMMEDIATE RELEASE
NOVEMBER 14, 2002

                 DRAXIS HEALTH REPORTS THIRD QUARTER RESULTS

                      Q3 EPS OF $0.01 ON 10% REVENUE GROWTH
               YEAR-TO-DATE EPS OF $0.05 ON 15% REVENUE GROWTH

      MISSISSAUGA,  ONTARIO, NOVEMBER 14, 2002 - DRAXIS Health Inc. (TSX: DAX;
NASDAQ: DRAX) reported operating results for the three and nine month periods ended September 30, 2002. All amounts are expressed in U.S. dollars.

      Revenues from continuing operations in the quarter were $8.9 million, a 10% increase compared to the third quarter of 2001, and were $28.8 million for the first nine months of 2002, up 15% over the prior year period. Net income, before non-recurring items, was up 57% to $0.5 million for the quarter ($0.01 per share) and was $1.9 million year-to-date ($0.05 per share). Operating profitability or EBITDA (pre R&D and non-recurring items) for the three and nine month periods increased from $1.0 million and $3.8 million, respectively, in 2001 to $1.8 million and $6.2 million, respectively, in 2002.

                              FINANCIAL HIGHLIGHTS
   (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS AND IN ACCORDANCE WITH
                                   U.S. GAAP)
                                   (UNAUDITED)

                                                                  ------------------------------------------------------------
                                                                                 2002                            2001
                                                                  ------------------------------------------------------------
                                                                     Q3           Q2           Q1           Q4           Q3
                                                                  --------     --------     --------     --------     --------
FROM CONTINUING OPERATIONS (1)
--------------------------
   Revenues                                                       $  8,872     $  9,730     $ 10,202     $  8,916     $  8,102
                                                                  --------     --------     --------     --------     --------

   EBITDA (2) (pre R&D and non-recurring items)                      1,818        1,930        2,414        1,719          953
   R&D                                                                (805)        (405)        (463)        (666)        (262)
                                                                  --------     --------     --------     --------     --------
   EBITDA (2) (pre non-recurring items)                              1,013        1,525        1,951        1,053          691
                                                                  --------     --------     --------     --------     --------

NET INCOME (LOSS)
   From Continuing Operations Before Non-recurring Items               535          364          979          552          340
   Non-recurring Items                                                --            167         --           --           --
   Discontinued Operations                                            (143)        (229)        (196)          61          (81)
                                                                  --------     --------     --------     --------     --------
                                                                  $    392     $    302     $    783     $    613     $    259
                                                                  --------     --------     --------     --------     --------

BASIC INCOME (LOSS) PER SHARE
   From Continuing Operations Before Non-recurring Items          $  0.014     $  0.010     $  0.026     $  0.015     $  0.009
   Non-recurring Items                                                --          0.004         --           --           --
   Discontinued Operations                                          (0.004)      (0.006)      (0.006)       0.002        0.002
                                                                  --------     --------     --------     --------     --------
                                                                  $  0.010     $  0.008     $  0.020     $  0.017     $  0.007
                                                                  --------     --------     --------     --------     --------


(1) Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R). Information for prior periods has been reclassified to reflect this change.

(2) Income from continuing operations before non-recurring items, depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities.

      "Third quarter financial results were highlighted by substantial year-over-year growth in net income and EBITDA, driven by increased product sales, particularly in our radiopharmaceuticals business, and by higher royalty and licensing revenues," said Dr. Martin Barkin, President and CEO of DRAXIS. "Sales of lyophilized diagnostic imaging products into the U.S. market returned to planned levels and are up 25% year-to-date. Our BRACHYSEED(TM) implants continue to penetrate the U.S. brachytherapy market and we are making inroads into several Canadian prostate cancer treatment centres. The weakness in our manufacturing business during the quarter, as expected, was largely due to the planned annual summer shutdown for maintenance."

      Dr. Barkin continued, "The radiopharmaceuticals business is on track with our medium term target of 50% compound annual growth rate in revenues. The manufacturing business, which is pursuing several new business opportunities following recent regulatory approvals, is currently running below its medium term target of 15% annual revenue growth. The manufacturing business is in the final stages of year-long preparations required for the production of multiple GlaxoSmithKline sterile products destined for over 100 countries - new production that will ramp up through 2003 as we receive various required regulatory approvals."

      On August 14, 2002, DRAXIS announced that Elan Corporation, plc had decided not to proceed with the previously announced acquisition of the Canadian pharmaceutical sales and marketing division of DRAXIS (DRAXIS Pharmaceutica). DRAXIS has received several preliminary non-binding offers related to the acquisition of this division and the Company is currently exploring its options, including both divestiture and retention of this division. As such options are explored, DRAXIS will continue to manage and operate the DRAXIS Pharmaceutica division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.


CONSOLIDATED OPERATIONS

o Revenues from continuing operations for the three month and nine month periods increased 9.5% and 15.3% over 2001, respectively, driven by increased radiopharmaceutical product sales into the U.S. and higher royalty and licensing revenues.

o Net income, before non-recurring items, was $0.5 million ($0.014 per share) for the third quarter and $1.9 million ($0.051 per share) for the first nine months of 2002. This compared to $0.3 million ($0.009 per share) and $1.7 million ($0.047 per share) for the corresponding periods in 2001.

o EBITDA from continuing operations (pre R&D and non-recurring items) improved to 20.5% of total revenues in the third quarter of 2002 versus 11.8% in 2001. For the first nine months of 2002 EBITDA rose to 21.4% of revenues versus 15.1% in 2001.

o Investment in radiopharmaceuticals research and development increased to $0.8 million in the third quarter compared to $0.3 million in 2001 and grew to $1.7 million in the first nine months of 2002 versus $0.6 million in 2001 as a result of increased staffing and development activity.

o Cash and cash equivalents at September 30, 2002 increased slightly to $2.3 million compared with $2.1 million at June 30, 2002. The weighted average number of common shares outstanding in the third quarter of 2002 was relatively unchanged at 37,081,190.

RADIOPHARMACEUTICALS

o Revenues for the third quarter were up 45.8% over 2001 to $2.5 million and for the first nine months of 2002 were up 49.9% over 2001 to $7.7 million.

o EBITDA (pre R&D) for the quarter grew to $0.5 million (19.7% margin), from $0.2 million (12.4% margin) in 2001 and for the nine month period was $2.3 million (29.2% margin), compared to $1.4 million (27.1% margin) for the same period in 2001.

o Sales of BRACHYSEED(TM) implants in the U.S. by Cytogen Corporation, the Company's U.S. distribution partner, increased 24% in the quarter to $698,000 as compared to $565,000 in the immediately preceding second quarter of 2002, which was a sequential increase of 25% over the first quarter of 2002. The palladium version of BRACHYSEED(TM) was launched in May 2002.

MANUFACTURING

o Revenues for the quarter decreased 5.2% over 2001 to $4.5 million and for the first nine months of 2002 increased 3.5% to $15.6 million over 2001. The quarter, as anticipated, was affected by the planned summer shutdown of production facilities for annual maintenance, including sterile product and lyophilization facilities.

o EBITDA for the quarter was a loss of $0.1 million, versus breakeven in 2001, and for 2002 year-to-date was $0.2 million, compared to $0.2 million in the first nine months of 2001. The summer shutdown of facilities and higher operating expenses in 2002 contributed to lower earnings.

o In the third quarter, DRAXIS accepted the resignation of the president of DPI. Mr. Jim Garner, Senior Vice-President, Finance and Chief Financial Officer of DRAXIS, assumed responsibility for DPI as Acting President.

o During the quarter DPI received FDA acceptance to manufacture solid dosage form products, such as capsules and tablets, for the U.S. market.

o The installation of the second lyophilizer unit, announced earlier this year, is now scheduled to coincide with the regular summer shutdown in 2003 together with the installation of an additional autoclave unit. Installation during the summer will reduce overall costs and minimize the impact on other DPI operations. Continuous operation of the lyophilization facility through late 2002 and early 2003 will position DPI to better meet near-term customer demand.

INTERIM FINANCIAL REPORT


      This release includes by reference the third quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at WWW.DRAXIS.COM in the Investors section under "Shareholder Reports - Quarterly Reports" and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984 or The Investor Relations Group at (212) 825-3210.

CONFERENCE CALL


      DRAXIS has scheduled a conference call to discuss third quarter 2002 financial results at 11:00 a.m. (ET) on November 14, 2002. This call can be accessed by dialing 1-888-740-8770 (no access code required) and will also be webcast live with access through the Company's website at WWW.DRAXIS.COM. The conference call will also be available in archived format on the website for 90 days following the conference call.

ABOUT DRAXIS HEALTH INC.

      DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

      EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


                            FINANCIAL TABLES ATTACHED

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                              FOR UNITED STATES:
Jerry Ormiston                           Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                       The Investor Relations Group
Phone: 877-441-1984 (toll-free)          Phone: 212-825-3210
Fax: 905-677-5494                        Fax:  212-825-3229

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      - QUARTER ENDED SEPTEMBER 30, 2002 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2001 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under:
"Accounting Matters".


OVERVIEW

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

Highlights for the third quarter ended September 30, 2002 include:

      o  Improved financial results from continuing operations:

            o Revenues of $8.9 million and $28.8 million for the quarter and nine months ended September 30, 2002, representing increases of 9.5% and 15.3% over 2001.

            o Net income, before non-recurring items, was $0.5 million ($0.014 per share) and $1.9 million ($0.051 per share) for the quarter and nine months ended September 30, 2002 compared to $0.3 million ($0.009 per share) and $1.7 million ($0.047 per share) in 2001.

            o Earnings before non-recurring items, research and development, depreciation and amortization, interest, income taxes and minority interest ("EBITDARD") of $1.8 million and $6.2 million for the quarter and nine months ended September 30, 2002, representing increases of 90.8% and 63.4% over 2001.

      o  Continued progress with BRACHYSEED(TM):

            o 23.5% increase in U.S. BRACHYSEED(TM) sales compared to the immediately preceding quarter.

      o  FDA acceptance to manufacture solid dosage form products at DPI.

      o The retirement of one director and the appointment of two new directors to the Company's Board.

      o Termination by Elan Corporation, plc of the previously announced acquisition of DRAXIS Pharmaceutica.

CONSOLIDATED RESULTS OF OPERATIONS (1)


           FOR THE THREE MONTH PERIOD                                                        FOR THE NINE MONTH PERIOD
              ENDED SEPTEMBER 30,                                                              ENDED SEPTEMBER 30,
     --------------------------------------                                          -----------------------------------------
     2002              2001      $ CHANGE                                            2002             2001            $ CHANGE
     ----              ----      --------                                            ----             ----            --------
                                                           (IN THOUSANDS OF U.S. DOLLARS
                                                             EXCEPT SHARE RELATED DATA)
                                                                    (U.S. GAAP)

                                              REVENUES

    $6,858           $6,436        $422       Product sales                           $22,610          $20,091           $2,519
     2,014            1,666         348       Royalty and licensing                     6,194            4,896            1,298
--------------------------------------------------------------------------------------------------------------------------------
     8,872            8,102         770                                                28,804           24,987            3,817
--------------------------------------------------------------------------------------------------------------------------------

     1,300              581         719       Product gross margin                      5,158            3,461            1,697
     19.0%             9.0%                      % OF PRODUCT SALES REVENUES            22.8%            17.2%
     2,014            1,666         348       Royalty and licensing revenue             6,194            4,896            1,298
    (1,496)          (1,294)       (202)      SG&A (2)                                 (5,191)          (4,587)            (604)
    -21.8%           -20.1%                      % OF PRODUCT SALES REVENUES           -23.0%           -22.8%
--------------------------------------------------------------------------------------------------------------------------------
     1,818              953         865       EBITDA (3) (pre-R&D)                      6,161            3,770            2,391
     20.5%            11.8%                      % OF TOTAL REVENUES                    21.4%            15.1%
      (805)            (262)       (543)      R & D                                    (1,672)            (614)          (1,058)
--------------------------------------------------------------------------------------------------------------------------------
     1,013              691         322       EBITDA (3)                                4,489            3,156            1,333
     11.4%             8.5%                      % OF TOTAL REVENUES                    15.6%            12.6%
      (711)            (599)       (112)      Depreciation and amortization            (2,081)          (1,757)            (324)
                                              NON-RECURRING ITEMS
        --               --          --       -  Income tax recovery                      418               --              418
        --               --          --       -  Offering costs(2)                       (251)              --             (251)
        --               --          --       -  Revaluation of tax assets                 --           (3,300)           3,300
                                              FINANCIAL
       224              263         (39)      -  Foreign exchange translation            (139)             262             (401)
       (96)            (107)         11       -  Other                                   (195)            (338)             143
       (67)             (9)         (58)      Income tax recovery (provision)(4)         (448)             150             (598)
       172              101          71       Minority interest                           252              260              (8)
      (143)             (81)        (62)      Loss from discontinued operations          (568)            (630)              62
--------------------------------------------------------------------------------------------------------------------------------
      $392             $259        $133        Net income (loss)                       $1,477          ($2,197)          $3,674
--------------------------------------------------------------------------------------------------------------------------------

                                              NET INCOME (LOSS)
                                               - From continuing operations
      $535             $340        $195              before non-recurring items        $1,878           $1,733             $145
        --               --          --       -  Non-recurring items                      167           (3,300)           3,467
      (143)             (81)        (62)      -  From discontinued operations            (568)            (630)              62
--------------------------------------------------------------------------------------------------------------------------------
      $392             $259        $133                                                $1,477          ($2,197)          $3,674
--------------------------------------------------------------------------------------------------------------------------------

                                              BASIC INCOME (LOSS) PER SHARE
                                               - From continuing operations
    $0.014           $0.009                           before non-recurring items       $0.051           $0.047
        --               --                   -  Non-recurring items                    0.005           (0.090)
    (0.004)          (0.002)                  -  From discontinued operations          (0.015)          (0.017)
--------------------------------------------------------------------------------------------------------------------------------
    $0.010           $0.007                                                            $0.041          ($0.060)
================================================================================================================================



(1) Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R). Information for prior periods has been reclassified to reflect this change.

(2)  Exclude offering costs of $360 ($251, after tax)

(3) Income from continuing operations before non-recurring items, depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities

(4)  Excludes tax impact of non-recurring items.

COMPARISON OF THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

Consolidated revenues from continuing operations for the three and nine month periods ended September 30, 2002 increased 9.5% and 15.3% over 2001, respectively, driven by increases in both product sales and royalty and licensing revenues.

Fluctuations in product gross margins associated with continuing operations in 2002 as compared to 2001 are attributable to changes in product mix.

Selling, general and administration expenses, (excluding non-recurring item), expressed as a percentage of product sales for the three and nine month periods ended September 30, 2002 were relatively unchanged from 2001.

EBITDARD from continuing operations (excluding non-recurring items), expressed as a percentage of total revenues, improved in 2002 as compared to 2001 due to higher revenues and improved productivity.

Research and development expenditures associated with continuing operations for the three and nine month periods ended September 30, 2002 increased $543,000 and $1,058,000, respectively, due to increased staffing and development activity involving the Company's radiopharmaceutical product pipeline.

Depreciation and amortization expense associated with continuing operations for the three and nine month periods ended September 30, 2002 increased 18.7% and 18.4%, respectively, following the commencement of depreciation charges on completed capital projects.

In December 2001, the Company filed amended U.S. returns for its 1998, 1999 and 2000 taxation years. In June 2002 the Company was notified by the U.S. Internal Revenue Service that its revised filing position had been accepted and related refunds aggregating $418,000 were recognized in the second quarter of 2002 as a reduction in income tax expense.

Net financial items associated with continuing operations increased for first nine months of 2002 compared with 2001 due to the negative impact of foreign exchange fluctuations partially offset by lower interest rates. Net financial items associated with continuing operations decreased in the third quarter of 2002 compared with 2001 due to the positive impact of foreign exchange fluctuations combined with lower interest rates.

Minority interest for the three month period contributed positively compared to 2001 by $71,000 due to higher operating losses attributable to DPI in the quarter. Minority interest was relatively flat for the first nine months of 2002 compared to 2001.

Net loss from discontinued operations increased slightly in the third quarter of 2002 compared with 2001 due to severance costs related to the restructuring of the Company's corporate scientific and regulatory affairs group offsetting a positive operating income for the quarter. The Company expects to save approximately $250,000 (pre tax) per annum as a result of this restructuring.

Excluding non-recurring items, for the three and nine month periods ended September 30, 2002 the Company recorded an income tax expense (expressed as a percentage of pre-tax earnings) of 15.6% and 21.6%, respectively.

The weighted average number of common shares outstanding in the third quarter of 2002 was relatively unchanged at 37,081,190.


RADIOPHARMACEUTICALS


             FOR THE THREE MONTH PERIOD                                                          FOR THE NINE MONTH PERIOD
                 ENDED SEPTEMBER 30,                                                                 ENDED SEPTEMBER 30,
      ----------------------------------------                                          ----------------------------------------
      2002             2001           $ CHANGE                                          2002             2001           $ CHANGE
      ----             ----           --------                                          ----             ----           --------

                                             (IN THOUSANDS OF U.S. DOLLARS)
                                                      (U.S. GAAP)

                                                    REVENUES
    $2,407           $1,716             $691          Product sales                     $7,388           $5,080           $2,308
       128               23              105          Royalty and licensing                323               65              258
--------------------------------------------------------------------------------------------------------------------------------
     2,535            1,739              796                                             7,711            5,145            2,566
--------------------------------------------------------------------------------------------------------------------------------

       500              216              284        EBITDA (pre-R&D)                     2,255            1,393              862
     19.7%            12.4%                           % OF REVENUES                      29.2%            27.1%
      (805)            (262)            (543)       R & D                               (1,672)            (614)          (1,058)
--------------------------------------------------------------------------------------------------------------------------------
      (305)             (46)            (259)       EBITDA                                 583              779             (196)
      (185)            (144)             (41)       Depreciation and amortization         (530)            (428)            (102)
--------------------------------------------------------------------------------------------------------------------------------
     ($490)           ($190)           ($300)       Income (loss) from operations          $53             $351            ($298)
================================================================================================================================


Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: FIBRIMAGE(R), currently in Phase III, for imaging deep vein thrombosis, AMISCAN(TM), currently in Phase II, for the early diagnosis of acute myocardial infarct, and INFECTON(TM) in preclinical development for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the third quarter ended September 30, 2002 include:

      o Revenues for the quarter increased 45.8% over 2001 and 49.9% for the nine month period ended September 30, 2002. EBITDARD margin improved to 19.7% from 12.4% for the quarter and from 27.1% to 29.2% for the year due to improved product mix during the quarter partially offset by higher operating expenses related to the launch of BRACHYSEED(TM) Pd-103.

      o 23.5% increase in U.S. BRACHYSEED(TM)sales compared to the immediately prior quarter of 2002.


COMPARISON OF THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

Revenues for the radiopharmaceutical segment for the three and nine month periods ended September 30, 2002 increased 45.8% and 49.9% over 2001, respectively. Increased product sales for the nine month period in 2002 were driven largely by sales of sodium iodide I-131 radiotherapy capsules and increased sales of diagnostic imaging products and BRACHYSEED(TM) implants.

As reported by Cytogen Corporation, the Company's U.S. distribution partner for BRACHYSEED(TM), U.S. sales of BRACHYSEED(TM) in the quarter ended September 30, 2002 increased 23.5% to $698,000 as compared to $565,000 in the immediately preceding second quarter of 2002 which was a sequential increase of 25.0% over the first quarter of 2002. The palladium version of BRACHYSEED(TM) was launched in May 2002 for commercial distribution in the U.S. through Cytogen Corporation.

Earlier this year DRAXIMAGE completed the installation of three new BRACHYSEED(TM) production lines at its FDA-approved facility, incorporating robotic assembly units for efficient production and greater product quality.

In the second quarter of 2002, the Company became entitled to a $1,000,000 non-refundable fee from Cytogen Corporation related to the launch of BRACHYSEED(TM) Pd-103 bringing the total of non-refundable fees received pursuant to this collaboration to $2,000,000. Non-refundable fees under this collaboration are deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

U.S. shipments of the Company's line of lyophilized diagnostic imaging products in the third quarter of 2002 increased compared with the second quarter. This follows a strong first quarter which included the fulfillment of order backlogs. For the nine months ended September 30, 2002, U.S. sales of the Company's line of lyophilized diagnostic imaging products increased 25.0% as compared to 2001.

The improvement in EBITDARD margin to 19.7% in the current quarter compared to 12.4% in 2001 and from 27.1% to 29.2% for the first nine months is due to improved product mix but offset by higher operating expenses related to the launch of BRACHYSEED(TM) Pd-103.

Research and development expenditures for the three and nine month periods ended September 30, 2002 increased $543,000 and $1,058,000, respectively due to increased development activity involving the Company's radiopharmaceutical product pipeline.

In 2002 the Company has strengthened its management team. Dr. George Desypris, Director of Clinical Development, joined DRAXIMAGE in the third quarter from Covance Inc., an international clinical research organization. Dr. Desypris joins Dr. Edward Bump, Director of Research, who moved to DRAXIMAGE in 2000 having served in scientific positions at the Cleveland Clinic and Harvard Medical School.

DRAXIMAGE also recently hired Mr. Giovanni Venditti, formerly with Tyco Medical Imaging, to head up global marketing activities for radiopharmaceutical product, and Mr. Marc Moran, Product Manager for BRACHYSEED(TM) implants.

Depreciation and amortization expense for this segment for the three and nine month periods ended September 30, 2002 increased 28.5% and 23.8%, respectively following the commencement of depreciation on the expanded radiopharmaceutical production facility in the fourth quarter of 2001, partially offset by the elimination of $26,000 of quarterly goodwill amortization pursuant to the adoption of SFAS No.142.


MANUFACTURING

           FOR THE THREE MONTH PERIOD                                                          FOR THE NINE MONTH PERIOD
               ENDED SEPTEMBER 30,                                                                ENDED SEPTEMBER 30,
    ----------------------------------------                                           ----------------------------------------
    2002            2001           $ CHANGE                                            2002             2001           $ CHANGE
    ----            ----           --------                                            ----             ----           --------

                                           (IN THOUSANDS OF U.S. DOLLARS)
                                                     (U.S. GAAP)

                                                          REVENUES
  $4,542           $4,791            ($249)          Product sales                    $15,560          $15,041             $519
--------------------------------------------------------------------------------------------------------------------------------

     (94)             (13)             (81)      EBITDA                                   234              172               62
   -2.1%            -0.3%                           % OF REVENUES                        1.5%             1.1%
    (295)            (224)             (71)       Depreciation and amortization          (859)            (620)            (239)
--------------------------------------------------------------------------------------------------------------------------------
   ($389)           ($237)           ($152)       Loss from operations                  ($625)           ($448)           ($177)
================================================================================================================================



Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of ANIPRYL(R) to Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the third quarter ended September 30, 2002 include:

      o Revenues for the quarter decreased 5.2% over 2001 and EBITDA decreased $81,000. For the nine month period ended September 30, 2002, revenues increased 3.5% and EBITDA increased $62,000 as compared to 2001.

      o In the third quarter, DRAXIS accepted the resignation of the president of DPI. Mr. Jim Garner, Senior Vice-President, Finance and Chief Financial Officer of DRAXIS, assumed responsibility for DPI as Acting President.

      o During the quarter DPI received FDA acceptance to manufacture solid dosage form products, such as capsules and tablets, for the U.S. market.

COMPARISON OF THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

Revenues for the three month period ended September 30, 2002 declined 5.2% compared with 2001 due to slower than anticipated ramp up of volume following the July shutdown. Revenues for the nine month period ended September 30, 2002 increased 3.5% due to increased new business, the commencement of shipments of lyophilized products principally to DRAXIMAGE and increased ANIPRYL(R) product sales to Pfizer Inc.

EBITDA for this segment decreased $81,000 for the third quarter of 2002 compared with 2001. Earnings in the third quarter of 2002 were negatively impacted by slower than anticipated ramp-up in volumes following the planned shutdown in July. EBITDA for the nine month period ended September 30, 2002, increased 36.0% compared to 2001 due to increased revenues partially offset by higher operating expenses.

Depreciation and amortization expense for this segment for the three and nine month periods ended September 30, 2002 increased 31.7% and 38.5%, respectively, following the commencement of depreciation on completed capital projects, including DPI's recently approved lyophilization, facility in the fourth quarter of 2001.

During the second quarter of 2002, DPI received FDA approval for the manufacturing site transfer of an established sterile liquid injectable product for GlaxoSmithKline. Commercial production of this product for the U.S. market began late in the second quarter and is expected to ramp up slowly over the remainder of 2002. This product was an addition to the products included under the previously announced contract manufacturing relationship with GlaxoSmithKline and is the first product under this contract which will be distributed in the U.S. Manufacturing revenues for other products under the GlaxoSmithKline contract are not expected to begin until late 2002 and ramp-up through 2003 following receipt of regulatory approvals.

New business development activities continued during the third quarter. On October 2, 2002, Bone Care International Inc. announced that it had selected DPI as a manufacturer of HECTOROL(R) Injection, its FDA approved D-hormone product used in the treatment of secondary hyperparathyroidism in chronic renal dialysis patients.

Earlier this year the Company announced that it had received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE lyophilized imaging products to DPI. While ramp-up of lyophilization production in the first nine months of 2002 has been slower than anticipated due to production start-up issues in this new manufacturing area, virtually all of the Company's lyophilization production capacity for the rest of 2002 is expected to be fully utilized either for the Company's own production requirements or for third party customers.

DPI's regular summer shut-down was completed in July 2002. The entire sterile area, including lyophilization, was affected by this year's shutdown. This resulted in slower than anticipated ramp up in sales in the third quarter of 2002.

DPI has scheduled a sterility break of its sterile manufacturing operations to facilitate the installation of the second lyophilizer and an additional autoclave to coincide with the regular summer shutdown in 2003. Originally it had been planned that these major upgrades, which form part of DPI's three year US$12 million capital plan, would occur in December 2002 - January 2003, but following a detailed review it was concluded that it would be more appropriate to defer the installations to the summer shutdown. Continued operation of sterile operations over the next several months will better position DPI with respect to upcoming regulatory inspections and allow DPI to meet demand for near-term customer orders. Deferral will also provide additional time for what had been a tight equipment delivery schedule and will result in a summer (vs. winter) installation which has numerous logistical advantages. Delaying the increase in DPI's freeze-drying capacity is not expected to result in any loss of new business opportunities.

In early November 2002, DPI commissioned its new raw material storage and dispensing area. The renovation of this area was necessary in order to improve cGMP compliance as well as to provide an improved environment for the handling and dispensing of raw materials. This installation will improve the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology. This project, which is also part of DPI's three year US$12 million capital plan, was started in the summer of 2002 and was completed both on time and within original cost estimates.


CORPORATE AND OTHER

            FOR THE THREE MONTH PERIOD                                                           FOR THE NINE MONTH PERIOD
                ENDED SEPTEMBER 30,                                                                 ENDED SEPTEMBER 30,
     -------------------------------------------                                         ----------------------------------------
      2002              2001           $ CHANGE                                          2002             2001           $ CHANGE
      ----              ----           --------                                          ----             ----           --------
                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                    (U.S. GAAP)

                                                          REVENUES
     ($91)            ($71)            ($20)         Product sales(1)                     ($338)            ($30)           ($308)
    1,886            1,643              243           Royalty and licensing               5,871            4,831            1,040
----------------------------------------------------------------------------------------------------------------------------------
    1,795            1,572              223                                               5,533            4,801              732
==================================================================================================================================

    1,412              750              662        EBITDA                                 3,672            2,205            1,467
    78.7%            47.7%                           % OF REVENUES                        66.4%            45.9%
     (231)            (231)              --        Depreciation and amortization           (692)            (709)              17
                                                  NON-RECURRING ITEMS
       --               --               --        Offering costs                          (360)              --             (360)
----------------------------------------------------------------------------------------------------------------------------------
   $1,181             $519             $662        Income from operations                $2,620           $1,496           $1,124
==================================================================================================================================

----------------------
(1)  Net of inter-segment sales.


Corporate and Other comprises deferred revenues, royalties and expenses associated with the Company's collaboration agreements with Pfizer Inc. with respect to ANIPRYL(R) and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with ALERTEC(R); non-allocated corporate expenses and inter-segment eliminations.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.


COMPARISON OF THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

Revenues for the corporate and other segment for the three and nine month periods ended September 30, 2002 increased 14.2% and 15.2%, respectively, due to increased minimum royalty amounts from Pfizer Inc. with respect to ANIPRYL(R) and increased sales in ALERTEC(R) partly off-set by higher inter-segment sales.

In December 2001, the Company received a payment of $3,150,000 in connection with its collaboration agreement involving ANIPRYL(R). The portion of this payment attributable to the minimum royalty entitlement for the three year cycle ended December 31, 2002 is being recognized as revenue on a straight-line basis over the four quarters of 2002.

EBITDA, (excluding non-recurring items), this segment for the three and nine month periods ended September 30, 2002 increased 88.3% and 66.5% respectively largely due to higher royalty and licensed revenue.

This segment incurred $360,000 ($251,000 after tax) of costs associated with the public offering of shares during the second quarter of 2002.

Depreciation and amortization expense in this segment in 2002 was largely unchanged as compared to 2001.

CORPORATE MATTERS


DRAXIS PHARMACEUTICA


On August 14, 2002, DRAXIS announced that Elan Corporation, plc had decided not to proceed with the previously announced acquisition of the Canadian pharmaceutical sales and marketing division of DRAXIS (DRAXIS Pharmaceutica). DRAXIS has received several preliminary non-binding offers related to the acquisition of this division and the Company is currently exploring its options, including both divestiture and retention of this division. As such options are explored, DRAXIS will continue to manage and operate the DRAXIS Pharmaceutica division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.


LEGAL ACTIONS

Since 2000, the Company and its subsidiary, Draxis Animal Health, Inc. ("DAHI"), have been involved in ANIPRYL(R)-related U.S. and Canadian legal proceedings with the University of Toronto ("U of T") and the University of Toronto Innovations Foundation ("IF"). One dispute relates to the terms of a 1992 license agreement between DAHI and IF and the other relates to a 1988 research agreement between the Company and U of T. In July 2002, the U.S. Court of Appeal ruled that the U.S. proceedings with IF should be stayed pending the outcome of arbitration of this dispute in Ontario.

The Company considers all of the claims made by the U of T and IF to be without merit and is vigorously defending itself.


PUBLIC OFFERING

In June 2002 the Company facilitated the underwritten sale of 4,220,466 common shares, representing approximately 11.4% of the Company's issued and outstanding shares, by Elan International Services, Ltd., a subsidiary of Elan, and Novopharm Limited, a subsidiary of TEVA Pharmaceutical Industries Ltd. The Company incurred $360,000 ($251,000, after tax) of costs associated with this offering.


SHAREHOLDER RIGHTS PLAN

On April 23, 2002, an updated version of the Company's pre-existing shareholder rights plan became effective to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company's shares. The updated plan was approved by shareholders at the annual general meeting on May 16, 2002 and received regulatory approval shortly thereafter.


BOARD OF DIRECTORS

On August 15, 2002 the Company announced that it has appointed new directors, Mr. Rolf H. Henel and Mr. Bruce W. Simpson, to its Board and that Mr. James Doherty has elected to retire from the Board. The Company's board will now have nine directors, all of whom, except Dr. Barkin as President and CEO, are considered to be unrelated and independent of the Company.

LIQUIDITY AND CAPITAL RESOURCES

                                              SEPT 30,           JUNE 30,          MARCH 31,         DEC 31,
                                                2002               2002             2002              2001
                                            -------------------------------------------------------------------
                                                                (IN THOUSANDS OF U.S. DOLLARS)
                                                                          (U.S. GAAP)
Cash and cash equivalents                       $2,343            $2,146            $3,042           $5,602
Non-financial working capital (net)(1)          $7,932            $9,703           $10,162           $8,106
Total debt                                     $11,405           $11,076           $11,712           $9,726
================================================================================================================

-------------------------
 (1) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt.

Cash and cash equivalents at September 30, 2002 totalled $2,343,000 as compared with $2,146,000 as at June 30, 2002. The increase in the third quarter was due to improved operating cash flows related to working capital management and proceeds from Investissement Quebec related to funding for DPI's capital expenditure program largely offset by capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at September 30, 2002 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in the third quarter of 2002, were $711,000 as compared to usage of $582,000 in 2001.

Cash flows from discontinued operations in the third quarter of 2002 increased to $26,000 as compared to a cash outflow of $392,000 in the third quarter of 2001 due to a payment related to the in-licensing of PERMAX(R) in the third quarter of 2001.

The Company had $20,638,000 and $24,615,000 of deferred revenue as at September 30, 2002 and December 31, 2001, respectively. The decline in 2002 was attributable to amortization during the year, partly offset by the addition of the $1,000,000 from Cytogen Corporation. Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $1,574,000 in the third quarter of 2002 as compared to $1,200,000 in 2001.

In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Quebec. In the third quarter of 2002, a $690,000 drawdown was received from Investissement Quebec.

Non-financial working capital was $7,932,000 as at September 30, 2002 as compared to $8,106,000 as at December 31, 2001 due to lower accounts receivable and increased accounts payable.

Capital expenditures in the third quarter of 2002 of $1,801,000 increased from $1,398,000 in the third quarter of 2001. Virtually all capital expenditures in 2002 are attributable to DPI's previously announced capital plan.

Total debt at September 30, 2002 increased to $11,405,000 from $9,726,000 at December 31, 2001 due to the initial debt drawdown pursuant to DPI's new financing arrangement partially offset by scheduled term debt repayments. The Company was in compliance with all lending covenants as at September 30, 2002 and December 31, 2001.

The Company is currently negotiating an increase to its credit facilities.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to
1.83 million common shares. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired. No shares have been acquired under the renewed plan.

CANADIAN GAAP

The differences between U.S. and Canadian GAAP which affect net income (loss) for the three and nine months ended September 30, 2002 and 2001 are summarized in the following table:


     FOR THE THREE MONTH PERIOD                                                                       FOR THE NINE MONTH PERIOD
        ENDED SEPTEMBER 30,                                                                               ENDED SEPTEMBER 30,
  ------------------------------                                                                     ---------------------------
    2002                  2001                                                                          2002              2001
    ----                  ----                                                                          ----              ----
                                                         (IN THOUSANDS OF U.S. DOLLARS)

    $392                 $259        Net income (loss) as reported under U.S. GAAP                      $1,477          ($2,197)
--------------------------------------------------------------------------------------------------------------------------------

                                    CONTINUING OPERATIONS
    (514)                (522)      Amortization expense, net of taxes                                  (1,732)          (1,564)
      --                   --       Revaluation of tax assets                                               --            1,603
     (75)                  11       Other                                                                    8               21
--------------------------------------------------------------------------------------------------------------------------------
    (589)                (511)                                                                          (1,724)              60
--------------------------------------------------------------------------------------------------------------------------------
                                    DISCONTINUED OPERATIONS
    (160)                (161)      Amortization expense, net of taxes                                    (475)            (109)
     307                   --       (Provision) recovery for future losses, net of taxes                (1,493)              --
--------------------------------------------------------------------------------------------------------------------------------
     147                 (161)                                                                          (1,968)            (109)
--------------------------------------------------------------------------------------------------------------------------------

    ($50)               ($412)       Net loss under Canadian GAAP                                      ($2,215)         ($2,247)
================================================================================================================================


CONTINUING OPERATIONS

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,603,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,697,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under U.S. GAAP, $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

DISCONTINUED OPERATIONS

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision for future losses from discontinued operations. No net losses are expected under U.S. GAAP.

OUTLOOK

The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its core radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

The Company's target for compound annual growth in revenues over the next two to three years continues to be approximately 50% and 15% for its radiopharmaceutical and manufacturing businesses, respectively.

The radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 and 2003 driven by increased sales of its diagnostic imaging kits, sales of BRACHYSEED(TM) I-125 implants and sodium iodide I-131 radiotherapy capsules, and new product introductions, including BRACHYSEED(TM) Pd-103, partly offset by increased operating and research and development expenses.

The manufacturing segment is also expected to experience increased revenues and operating profitability in 2002 and 2003 driven by increased business from third parties and DRAXIMAGE, although revenue growth in 2002 will not meet the Company's 15% target due to delays in regulatory approvals for new product introductions.

The timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for the Company over the next 12-24 months. While product transfer and other regulatory activities are proceeding well, there is uncertainty as to the timing of receipt of the requisite approvals, which will enable the commencement of commercial production.

For the full year 2002, management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

The Corporate and Other segment is expected to have improved results in 2002 due to increased deferred revenue as a result of the ANIPRYL(R) payment received in December 2001. Revenue associated with this payment will substantially decline commencing in the first quarter of 2003.

The Company expects that its effective tax rate applicable to continuing operations, before non-recurring items, for 2002 will be in the 20-25% range.

Management currently expects operating cash flow, before changes in non-financial working capital, to be negative in 2002.

Capital expenditures in 2002 are expected to increase over 2001 following initiation of DPI's previously announced capital plan.

With the Company's current cash balances, reduced operating cash requirements and available debt capacity, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002 and 2003. Any investments or acquisitions of businesses, products or technologies may require additional funding.

ACCOUNTING MATTERS


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

RECOGNITION OF LICENSING REVENUE - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

DEFERRED TAX ASSETS - Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.


CHANGE IN ACCOUNTING CONVENTION AND REPORTING CURRENCY

The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.


DISCONTINUED OPERATIONS

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, discontinued operations no longer include revenues and expenses directly attributable to ALERTEC(R). Information for prior periods has been reclassified to reflect this change.


DEFINITION OF SEGMENTS

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations have been reported within three segments:
Radiopharmaceuticals, Manufacturing, and Corporate and Other.


RECENT ACCOUNTING PRONOUNCEMENTS

For a summary of recent accounting pronouncements, see Note 28 to the Company's 2001 consolidated financial statements.

NON-GAAP MEASURES

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.


FORWARD LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
IN ACCORDANCE WITH U.S. GAAP
---------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

      FOR THE THREE MONTH PERIOD                                                               FOR THE NINE MONTH PERIOD
          ENDED SEPTEMBER 30,                                                                      ENDED SEPTEMBER 30,
  --------------------------------------                                                  --------------------------------------
        2002                2001                                                                2002                2001
   ----------------   ----------------                                                     ----------------    ----------------

                                   REVENUES
  $        6,858     $        6,436       Product sales                                     $       22,610     $      20,091
           2,014              1,666       Royalty and licensing                                      6,194             4,896
---------------------------------------------------------------------------------------------------------------------------------
           8,872              8,102                                                                 28,804            24,987
---------------------------------------------------------------------------------------------------------------------------------
                                   EXPENSES
           5,558              5,855       Cost of goods sold                                        17,452            16,630
           1,496              1,294       Selling, general and administration                        5,551             4,587
             805                262       Research and development                                   1,672               614
             711                599       Depreciation and amortization                              2,081             1,757
---------------------------------------------------------------------------------------------------------------------------------
           8,570              8,010                                                                 26,756            23,588
---------------------------------------------------------------------------------------------------------------------------------
             302                 92  Operating income                                                2,048             1,399
             128                156  Interest income (expense), net                                   (334)              (76)
---------------------------------------------------------------------------------------------------------------------------------
             430                248  Income before undernoted                                        1,714             1,323
              67                  9  Income taxes                                                      (79)            3,150
             172                101  Minority interest                                                 252               260
---------------------------------------------------------------------------------------------------------------------------------
             535                340  Income (loss) from continuing operations                        2,045            (1,567)
            (143)               (81) Loss from discontinued operations, net of taxes                  (568)             (630)
---------------------------------------------------------------------------------------------------------------------------------
  $          392     $          259  Net income (loss)                                      $        1,477     $      (2,197)
=================================================================================================================================


                                     BASIC INCOME (LOSS) PER SHARE
  $        0.014     $        0.009       from continuing operations                        $        0.055     $      (0.043)
          (0.004)            (0.002)      from discontinued operations                              (0.015)           (0.017)
---------------------------------------------------------------------------------------------------------------------------------
  $        0.010     $        0.007                                                         $        0.040     $      (0.060)
=================================================================================================================================

                                     DILUTED INCOME (LOSS) PER SHARE
  $        0.014     $        0.009       from continuing operations                        $        0.055     $      (0.043)
          (0.004)            (0.002)      from discontinued operations                              (0.015)           (0.017)
---------------------------------------------------------------------------------------------------------------------------------
  $        0.010     $        0.007                                                         $        0.040     $      (0.060)
=================================================================================================================================
                                     Weighted-average number of shares outstanding
      37,081,190         36,607,562       - basic                                               36,945,476        36,579,446
      37,110,924         36,632,234       - diluted                                             37,420,002        36,601,713
=================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
              THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN
         CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP
---------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                       SEPTEMBER 30,   June 30,      March 31,     December 31,
                                                                          2002           2002          2002            2001
                                                                     ---------------  ----------    -----------    -------------
ASSETS

CURRENT
   Cash and cash equivalents                                            $  2,343       $  2,146       $  3,042       $  5,602
   Accounts receivable                                                     7,293          8,920          9,738          7,472
   Inventories                                                             5,293          5,280          5,193          5,272
   Prepaid expenses                                                        1,077          1,112            814            570
   Deferred income taxes, net                                              1,237            673            673          2,917
--------------------------------------------------------------------------------------------------------------------------------
                                                                          17,243         18,131         19,460         21,833

Property, plant and equipment, net                                        25,073         24,679         23,092         22,294
Goodwill, net                                                              2,489          2,798          2,874          3,086
Intangible assets, net                                                     6,256          6,782          6,722          7,004
Other assets                                                                 752            885            899            995
Deferred income taxes, net                                                11,987         12,753         11,440          9,148
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 63,800       $ 66,028       $ 64,487       $ 64,360
================================================================================================================================

LIABILITIES

CURRENT
   Bank loan                                                            $  1,362       $  1,350       $  1,975       $  1,666
   Accounts payable and accrued liabilities                                6,968          6,282          6,256          8,125
   Current portion of deferred revenues                                    5,503          5,938          6,108          6,476
   Current portion of long-term debt                                       1,162            999            752          1,446
--------------------------------------------------------------------------------------------------------------------------------
                                                                          14,995         14,569         15,091         17,713

Deferred revenues                                                         15,135         16,584         16,872         18,139
Long-term debt                                                             8,881          8,727          8,985          6,614
Customer deposits                                                          2,241          2,312          2,028          1,966
Minority interest                                                          3,094          3,396          3,260          3,050
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 44,346       $ 45,588       $ 46,236       $ 47,482
--------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares authorized          $ 60,624       $ 60,597       $ 60,305       $ 59,781
Additional paid in capital                                                15,476         15,560         15,632         15,476

Employee participation shares; 2,000,000 shares authorized                   140            140            166            166
   Less:  loans receivable                                                  (140)          (140)          (166)          (166)
Warrants                                                                      74             74             74             74
Deficit                                                                  (49,392)       (49,784)       (50,086)       (50,869)
Accumulated other comprehensive loss                                      (7,328)        (6,007)        (7,674)        (7,584)
--------------------------------------------------------------------------------------------------------------------------------
                                                                          19,454         20,440         18,251         16,878
--------------------------------------------------------------------------------------------------------------------------------
                                                                        $ 63,800       $ 66,028       $ 64,487       $ 64,360
================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
              THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN
         CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
IN ACCORDANCE WITH U.S. GAAP
-----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

             FOR THE THREE MONTH PERIOD                                                             FOR THE NINE MONTH PERIOD
                ENDED SEPTEMBER 30,                                                                     ENDED SEPTEMBER 30,
     ---------------------------------------                                                   ------------------------------------
          2002                   2001                                                                2002               2001
     ----------------      -----------------                                                   ----------------    ----------------

                                           COMMON STOCK (NUMBER OF SHARES)
           37,081,190          36,568,334  Balance, beginning of period                            36,613,434         36,565,102
                   --                  --      Issuance of common shares                                   --                 --
                   --                  --      Exercise of warrants                                        --                 --
                   --              40,100      Exercise of options                                    450,668             43,332
                   --                  --      Exercise of employee participation shares               17,088                 --
-----------------------------------------------------------------------------------------------------------------------------------
           37,081,190          36,608,434  Balance, end of period                                  37,081,190         36,608,434
-----------------------------------------------------------------------------------------------------------------------------------
                                           COMMON STOCK
     $         60,597    $         59,698  Balance, beginning of period                        $       59,781     $       59,698
                   --                  --      Issuance of common shares                                   --                 --
                   --                  --      Exercise of warrants                                        --                 --
                   27                  73      Exercise of options                                        789                 73
                   --                  --      Exercise of employee participation shares                   54                 --
-----------------------------------------------------------------------------------------------------------------------------------
     $         60,624    $         59,771  Balance, end of period                              $       60,624     $       59,771
-----------------------------------------------------------------------------------------------------------------------------------
                                           ADDITIONAL PAID IN CAPITAL
     $         15,560    $         15,476  Balance, beginning of period                        $       15,476     $       15,476
                  (84)                 --      Stock compensation                                          --                 --
-----------------------------------------------------------------------------------------------------------------------------------
     $         15,476    $         15,476  Balance, end of period                              $       15,476     $       15,476
-----------------------------------------------------------------------------------------------------------------------------------
                                           EMPLOYEE PARTICIPATION SHARES
     $            140    $            166  Balance, beginning of period                        $          140     $          166
                   --                  --      Issuance of employee participation shares                   --                 --
                   --                  --      Exercise of employee participation shares                   --                 --
-----------------------------------------------------------------------------------------------------------------------------------
     $            140    $            166  Balance, end of period                              $          140     $          166
-----------------------------------------------------------------------------------------------------------------------------------
                                           EMPLOYEE PARTICIPATION SHARES-LOANS RECEIVABLE
     $           (140)   $           (166) Balance, beginning of period                        $         (140)    $         (166)
                   --                  --      Issuance of employee participation shares                   --                 --
                   --                  --      Exercise of employee participation shares                   --                 --
-----------------------------------------------------------------------------------------------------------------------------------
     $           (140)   $           (166) Balance, end of period                              $         (140)    $         (166)
-----------------------------------------------------------------------------------------------------------------------------------
                                           WARRANTS
     $             74    $             74  Balance, beginning of period                        $           74     $           74
                   --                  --      Issuance of warrants                                        --                 --
                   --                  --      Exercise of warrants                                        --                 --
-----------------------------------------------------------------------------------------------------------------------------------
     $             74    $             74  Balance, end of period                              $           74     $           74
-----------------------------------------------------------------------------------------------------------------------------------
                                           DEFICIT (NOTE 4 (C) )
     $        (49,784)   $        (51,741) Balance, beginning of period                        $      (50,869)    $      (49,285)
                  392                 259      Net income (loss)                                        1,477             (2,197)
-----------------------------------------------------------------------------------------------------------------------------------
     $        (49,392)   $        (51,482) Balance, end of period                              $      (49,392)    $      (51,482)
-----------------------------------------------------------------------------------------------------------------------------------
                                           ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
     $         (6,007)   $         (5,909) Balance, beginning of period                        $       (7,584)    $       (5,155)
               (1,321)                 85      Other comprehensive income  (loss)                         256               (669)
-----------------------------------------------------------------------------------------------------------------------------------
               (7,328)             (5,824) Balance, end of period                                      (7,328)            (5,824)
-----------------------------------------------------------------------------------------------------------------------------------
     $         19,454    $         18,015      TOTAL SHAREHOLDERS' EQUITY                      $       19,454     $       18,015
-----------------------------------------------------------------------------------------------------------------------------------
                                           COMPREHENSIVE INCOME (LOSS)
     $         (1,321)   $             85      Foreign currency translation adjustments        $          256     $         (669)
-----------------------------------------------------------------------------------------------------------------------------------
               (1,321)                 85  Other comprehensive income (loss)                              256               (669)
                  392                 259  Net Income (loss)                                            1,477             (2,197)
-----------------------------------------------------------------------------------------------------------------------------------
     $           (929)   $            344  TOTAL COMPREHENSIVE INCOME (LOSS)                   $        1,733     $       (2,866)
-----------------------------------------------------------------------------------------------------------------------------------


      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
              THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN
         CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP
----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


   FOR THE THREE MONTH PERIOD                                                                       FOR THE NINE MONTH PERIOD
       ENDED SEPTEMBER 30,                                                                             ENDED SEPTEMBER 30,
  ------------------------------                                                               -----------------------------------
       2002          2001                                                                            2002                2001
   ------------- -----------                                                                    ---------------      ------------
                            CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
  $       535   $      340  Net income (loss) from continuing operations                        $           2,045    $    (1,567)
                               Adjustments to reconcile net income (loss) from
                               continuing operations to net
                               cash (used in) from operating activities
       (1,574)      (1,200)    Amortization of deferred revenues                                           (4,732)        (3,609)
          711          599     Depreciation and other amortization                                          2,081          1,757
          (57)          --     Stock compensation                                                              28             --
         (287)        (309)    Deferred income taxes                                                         (836)         2,202
         (172)        (101)    Minority interest                                                             (252)          (258)
          133           89     Other                                                                          249            275
                            Changes in operating assets and operating liabilities
          958           91     Accounts receivable                                                            413            642
         (231)         349     Inventories                                                                      6          1,472
          285           97     Income taxes                                                                (1,043)           577
          (3)          338     Prepaid expenses                                                              (500)           685
          878          353     Accounts payable and accrued liabilities                                      (349)           581
           --           --     Current portion of deferred revenues                                            --             47
----------------------------------------------------------------------------------------------------------------------------------
        1,176          646                                                                                 (2,890          2,804
==================================================================================================================================
                            CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
       (1,801)      (1,398)    Expenditures for property, plant and equipment                              (3,954)        (4,241)
           --           --     Increase in intangible assets                                                   --           (120)
           --           --     Increase in deferred revenues                                                  899            409
----------------------------------------------------------------------------------------------------------------------------------
       (1,801)      (1,398)                                                                                (3,055)        (3,952)
----------------------------------------------------------------------------------------------------------------------------------
                            CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
           --           --     Proceeds from bank loan                                                        314            973
           --          (41)    Repayment of bank loan                                                        (708)           (41)
          690           --     Proceeds from long-term debt                                                 2,588             --
           --         (187)    Repayment of long-term debt                                                   (172)          (605)
           15           --     Proceeds from customer deposits                                                260             --
           --           73     Exercise of warrants and options                                               816             73
           --           --     Issue of common shares by subsidiary to minority interest                      267             --
----------------------------------------------------------------------------------------------------------------------------------
          705         (155)                                                                                 3,365            400
----------------------------------------------------------------------------------------------------------------------------------
                               Effect of foreign exchange rate changes on cash and
           90          (76)    cash equivalents                                                             (41)           (14)
----------------------------------------------------------------------------------------------------------------------------------
          170         (983)    Net cash (used in) from continuing operations                               (2,621)          (762)
           26         (392)    Net cash (used in) from discontinued operations                               (639)          (752)
----------------------------------------------------------------------------------------------------------------------------------
          196       (1,375)    Net increase (decrease) in cash and cash equivalents                        (3,260)        (1,514)
----------------------------------------------------------------------------------------------------------------------------------
        2,146        4,281     Cash and cash equivalents, beginning of period                               5,602          4,420
----------------------------------------------------------------------------------------------------------------------------------
$       2,342   $    2,906     Cash and cash equivalents, end of period                       $             2,342    $     2,906
==================================================================================================================================

                               ADDITIONAL INFORMATION
$         169   $      126     Interest paid                                                  $               320    $       463
$          19   $      102     Income taxes paid                                              $             1,791    $       324

==================================================================================================================================


      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
              THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN
         CONJUNCTION WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

      The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

      The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

      The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

      The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

      The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2002 and the results of operations and cash flows for the quarter ended September 30, 2002 and 2001.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


2.    ACCOUNTING CHANGE

      Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

      The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.


  FOR THE THREE MONTH PERIOD                                                       FOR THE NINE MONTH PERIOD
     ENDED SEPTEMBER 30,                                                              ENDED SEPTEMBER 30,
------------------------------                                                  --------------------------------
   2002               2001                                                         2002                 2001
---------           ---------                                                   -----------          -----------

$    392            $     259     Net income (loss), as reported                $     1,477          $    (2,197)
       -                   26     Amortization expense on goodwill                        -                   78
------------------------------------------------------------------------------------------------------------------
$    392            $     285     Net income (loss), adjusted                   $     1,477          $    (2,119)
==================================================================================================================

3.    DISCONTINUED OPERATIONS

      On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

      On August 14, 2002, the Company was advised that the acquisition would not be completed by the acquirer. The Company is considering other divestiture alternatives with respect to DRAXIS Pharmaceutica.

      Pursuant to APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended September 30, 2002 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec(R) and continue to market and sell Alertec(R) in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec(R) and information for prior periods has been reclassified to reflect this change.

      Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

      The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:


     FOR THE THREE MONTH PERIOD                                                         FOR THE NINE MONTH PERIOD
       ENDED SEPTEMBER 30,                                                                  ENDED SEPTEMBER 30,
-------------------------------------                                                -------------------------------
   2002                     2001                                                         2002                2001
-----------             -----------                                                   ----------          ----------
$      2,020            $     1,560     Revenues                                      $    4,885          $    4,333
----------------------------------------------------------------------------------------------------------------------
$       (143)           $       (81)    Net loss from discontinued operations         $     (568)         $     (630)
======================================================================================================================

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


4.    SHAREHOLDERS' EQUITY


      (A)  STOCK OPTION PLAN

      The following is a summary of common shares issuable pursuant to outstanding stock options:

          FOR THE THREE MONTH PERIOD                                                    FOR THE NINE MONTH PERIOD
            ENDED SEPTEMBER 30,                                                             ENDED SEPTEMBER 30,
     ---------------------------------------                                          --------------------------------
         2002                   2001                                                      2002                2001
     --------------          -------------                                            -------------       ------------
        3,244,276             3,151,545     Balance, beginning of period                3,358,444           3,079,527
                                            Increase (decrease) resulting from:
          322,500               418,500           Granted                                 702,500             581,500
                -               (40,100)          Exercised                              (450,668)            (43,332)
                -                (5,834)          Cancelled                               (43,500)             (5,834)
          (56,000)                    -           Expired                                 (56,000)            (87,750)
-----------------------------------------------------------------------------------------------------------------------
        3,510,776             3,524,111     Balance, end of period                      3,510,776           3,524,111
=======================================================================================================================

      (B)  STOCK-BASED COMPENSATION COSTS

      The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

    FOR THE THREE MONTH PERIOD                                                                      FOR THE NINE MONTH PERIOD
       ENDED SEPTEMBER 30,                                                                              ENDED SEPTEMBER 30,
  -----------------------------                                                                  --------------------------------
      2002             2001                                                                          2002                2001
  ------------      ----------                                                                   -------------        -----------
  $       392       $     259      Net income (loss), as reported                                $       1,477        $   (2,197)
         (201)            (98)           - PRO FORMA IMPACT                                               (540)             (301)
----------------------------------------------------------------------------------------------------------------------------------
  $       191             161      PRO FORMA net income (loss)                                   $         937            (2,498)
==================================================================================================================================

  $    0.010        $   0.007      Basic net income (loss) per share, as reported                $       0.040        $   (0.060)
      (0.005)          (0.003)     PRO FORMA impact per share                                           (0.015)           (0.008)
----------------------------------------------------------------------------------------------------------------------------------
  $    0.005            0.004      PRO FORMA net income (loss) per share (Basic)                 $       0.025            (0.068)
  $    0.005            0.004      PRO FORMA net income (loss) per share (Diluted)               $       0.025            (0.068)
==================================================================================================================================
                                    Assumptions used in Black Scholes option pricing model
         0.0%             0.0%      Dividend yield                                                         0.0%              0.0%
         62%               64%        Expected volatility                                                62-64%             63-66%
         4.1%             5.5%      Risk-free interest rate                                            4.1-5.6%           5.2-5.6%
         5 YRS            5 yrs     Expected option life                                                  5 YRS             5 yrs
==================================================================================================================================

      (C)  RESTATEMENT OF PRIOR YEARS

      During 2001, the Company discovered that the income tax effect of certain capital transactions that occurred between 1991 and 1996 had been recorded as deferred income tax assets rather than being charged to shareholders' equity. Accordingly, the consolidated balance sheets as at December 31, 2001 and prior periods reflect the restatement to reduce non-current deferred income tax assets, additional paid in capital and accumulated other comprehensive loss by $2,954, $2,701 and $1,076, respectively and to increase deficit by $1,329.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


5.   SEGMENTED INFORMATION


INDUSTRY SEGMENTATION

      For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

  FOR THE THREE MONTH PERIOD                                                     FOR THE NINE MONTH PERIOD
     ENDED SEPTEMBER 30,                                                            ENDED SEPTEMBER 30,
-------------------------------                                              ----------------------------------
   2002               2001                                                       2002                 2001
------------       -----------                                               -------------        -------------
                                PRODUCT SALES REVENUES
$     2,407        $     1,716  Radiopharmaceuticals                         $       7,388        $        5,080
      4,542              4,791  Manufacturing                                       15,560                15,041
        (91)               (71) Corporate and Other                                   (338)                  (30)
------------------------------------------------------------------------------------------------------------------
$     6,858        $     6,436                                               $      22,610        $       20,091
------------------------------------------------------------------------------------------------------------------
                                ROYALTY AND LICENSING REVENUES
$       128        $        23  Radiopharmaceuticals                         $         323        $           65
         --                 --  Manufacturing                                           --                    --
      1,886              1,643  Corporate and Other                                  5,871                 4,831
------------------------------------------------------------------------------------------------------------------
$     2,014        $     1,666                                               $       6,194        $        4,896
------------------------------------------------------------------------------------------------------------------
                                TOTAL REVENUES
$     2,535        $     1,739  Radiopharmaceuticals                         $       7,711        $        5,145
      4,542              4,791  Manufacturing                                       15,560                15,041
      1,795              1,572  Corporate and Other                                  5,533                 4,801
------------------------------------------------------------------------------------------------------------------
$     8,872        $     8,102                                               $      28,804        $       24,987
------------------------------------------------------------------------------------------------------------------
                                SEGMENT INCOME(1)
$      (305)       $       (46) Radiopharmaceuticals                         $         583        $          779
        (94)               (13) Manufacturing                                          234                   172
      1,412                750  Corporate and Other                                  3,312                 2,205
------------------------------------------------------------------------------------------------------------------
$     1,013        $       691                                               $       4,129        $        3,156
------------------------------------------------------------------------------------------------------------------
                                DEPRECIATION AND AMORTIZATION
$       185        $       144  Radiopharmaceuticals                         $         530        $          428
        295                224  Manufacturing                                          859                   620
        231                231  Corporate and Other                                    692                   709
------------------------------------------------------------------------------------------------------------------
$       711        $       599                                               $       2,081        $        1,757
------------------------------------------------------------------------------------------------------------------
                                OPERATING INCOME (LOSS)(2)
$      (490)       $      (190) Radiopharmaceuticals                         $          53        $          351
       (389)              (237) Manufacturing                                         (625)                 (448)
      1,181                519  Corporate and Other                                  2,620                 1,496
------------------------------------------------------------------------------------------------------------------
$       302        $        92                                               $       2,048        $        1,399
==================================================================================================================


                                           SEPTEMBER 30,         June 30,          March 31,          December 31,
                                              2002                 2002              2002                2001
                                          --------------       -------------      -----------       ---------------
            IDENTIFIABLE ASSETS
            Radiopharmaceuticals          $      10,846        $    11,610        $   10,748        $      13,558
            Manufacturing                        28,447             28,152            28,538               24,906
            Corporate and Other                  24,507             26,266            25,201               25,896
            -------------------------------------------------------------------------------------------------------

                                          $      63,800        $    66,028        $   64,487        $      64,360
            =======================================================================================================

--------------------------
(1) Segment income (loss) from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

(2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)



GEOGRAPHIC SEGMENTATION

  FOR THE THREE MONTH PERIOD                                        FOR THE NINE MONTH PERIOD
     ENDED SEPTEMBER 30,                                                ENDED SEPTEMBER 30,
--------------------------------                                --------------------------------
    2002                2001                                          2002                2001
------------        ------------                                  ------------        ------------
                                  REVENUES (1)
$      4,955        $      5,220  Canada                          $     17,189        $     16,399
       3,902               2,882  United States                         11,482               8,588
          15                  --  Other                                    133                  --
----------------------------------------------------------------------------------------------------
$      8,872        $      8,102                                  $     28,804        $     24,987
====================================================================================================



                                       SEPTEMBER 30,           June 30,         March 31,        December 31,
                                          2002                  2002              2002               2001
                                      ---------------      ------------       -----------        ------------
            LONG-LIVED ASSETS(2)
                 Canada               $       33,818        $   34,259        $     32,688        $    32,384
                 United States                    --                --                  --                 --
            --------------------------------------------------------------------------------------------------
                                      $       33,818        $   34,259        $     32,688        $    32,384
            ==================================================================================================

(1) Revenues are attributable to countries based upon the location of the customer.

(2) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.


6.    COMPARATIVE INFORMATION

      The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)



         FOR THE THREE MONTH PERIOD                                                                 FOR THE NINE MONTH PERIOD
            ENDED SEPTEMBER 30,                                                                        ENDED SEPTEMBER 30,
     ------------------------------------                                                        -------------------------------
           2002               2001                                                                    2002             2001
      -------------       -------------                                                           ------------     -----------
                                         REVENUES
     $       6,858       $       6,436      Product sales                                         $      22,610    $     20,091
             2,014               1,666      Royalty and licensing                                         6,194           4,896
----------------------------------------------------------------------------------------------------------------------------------
             8,872               8,102                                                                   28,804          24,987
----------------------------------------------------------------------------------------------------------------------------------
                                         EXPENSES
             5,558               5,855      Cost of goods sold                                           17,452          16,630
             1,496               1,294      Selling, general and administration                           5,551           4,587
               805                 262      Research and development                                      1,612             614
              (135)                (68)     Investment tax credits on research and development             (346)           (158)
             1,325               1,144      Amortization                                                  3,917           3,405
----------------------------------------------------------------------------------------------------------------------------------
             9,049               8,487                                                                   28,186          25,078
----------------------------------------------------------------------------------------------------------------------------------
              (177)               (385) Operating income (loss)                                             618             (91)
               128                 156  Interest income (expense), net                                     (334)            (76)
----------------------------------------------------------------------------------------------------------------------------------

               (49)               (229) Income (loss) before undernoted                                     284            (167)
               173                  37  Income taxes                                                        197           1,586
               172                 101  Minority interest                                                   252             260
----------------------------------------------------------------------------------------------------------------------------------
               (50)               (165) Income (loss) from continuing operations                            339          (1,493)
                --                (247) Loss from discontinued operations, net of taxes                  (2,554)           (754)
----------------------------------------------------------------------------------------------------------------------------------
     $         (50)      $        (412) Net loss                                                  $      (2,215)   $     (2,247)
==================================================================================================================================


                                        BASIC INCOME (LOSS) PER SHARE
     $      (0.001)      $      (0.005)     from continuing operations                            $       0.009    $     (0.041)
                --              (0.007)     from discontinued operations                                 (0.069)         (0.021)
----------------------------------------------------------------------------------------------------------------------------------
     $      (0.001)      $      (0.012)                                                           $      (0.060)   $     (0.062)
==================================================================================================================================

                                        DILUTED INCOME (LOSS) PER SHARE
     $      (0.001)      $      (0.005)     from continuing operations                            $       0.009    $     (0.041)
                --              (0.007)     from discontinued operations                                 (0.069)         (0.021)
----------------------------------------------------------------------------------------------------------------------------------
     $      (0.001)      $      (0.012)                                                           $      (0.060)   $     (0.062)
==================================================================================================================================
                                        Weighted-average number of shares outstanding
        37,081,190          36,607,562      - basic                                                  36,945,476      36,579,446
        37,110,924          36,632,234      - diluted                                                37,420,002      36,601,713
==================================================================================================================================


      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH CANADIAN GAAP
-----------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


                                                                     SEPTEMBER 30,    June 30,       March 31,    December 31,
                                                                         2002           2002           2002           2001
                                                                     -------------   ---------      -----------   -----------
ASSETS

CURRENT
   Cash and cash equivalents                                           $  2,343       $  2,146       $  3,042       $  5,602
   Accounts receivable                                                    7,293          8,920          9,738          7,472
   Inventories                                                            5,293          5,280          5,193          5,272
   Prepaid expenses                                                       1,077          1,112            814            570
   Future income taxes, net                                               1,237            673            673          1,192
-----------------------------------------------------------------------------------------------------------------------------
                                                                         17,243         18,131         19,460         20,108

Property, plant and equipment, net                                       25,073         24,679         23,092         22,294
Goodwill, net                                                             2,489          2,798          2,874          3,086
Intangible assets, net                                                   22,422         24,091         24,490         25,575
Other assets                                                                752            885            899            995
Future income taxes, net                                                  9,513         10,079          8,795          8,141
-----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 77,492       $ 80,663       $ 79,610       $ 80,199
=============================================================================================================================

LIABILITIES

CURRENT
   Bank loan                                                           $  1,362       $  1,350       $  1,975       $  1,666
   Accounts payable and accrued liabilities                               8,460          8,082          6,256          8,125
   Current portion of deferred revenues                                   5,503          5,938          6,108          6,476
   Current portion of long-term debt                                      1,162            999            752          1,446
-----------------------------------------------------------------------------------------------------------------------------
                                                                         16,487         16,369         15,091         17,713

Deferred revenues                                                        15,135         16,584         16,872         18,139
Long-term debt                                                            8,881          8,727          8,985          6,614
Customer deposits                                                         2,241          2,312          2,028          1,966
Minority interest                                                         3,094          3,396          3,260          3,050
-----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 45,838       $ 47,388       $ 46,236       $ 47,482
-----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares authorized         $ 51,018       $ 50,991       $ 50,699       $ 50,175
Contributed surplus                                                       6,476          6,560          6,632          6,476

Employee participation shares; 2,000,000 shares authorized                  131            131            157            157
   Less:  loans receivable                                                 (131)          (131)          (157)          (157)
Warrants                                                                     72             72             72             72
Deficit                                                                 (24,611)       (24,561)       (22,315)       (22,396)
Cumulative translation adjustment                                        (1,301)           213         (1,714)        (1,610)
-----------------------------------------------------------------------------------------------------------------------------
                                                                         31,654         33,275         33,374         32,717
-----------------------------------------------------------------------------------------------------------------------------
                                                                       $ 77,492       $ 80,663       $ 79,610       $ 80,199
=============================================================================================================================

     SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                  ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)


          FOR THE THREE MONTH PERIOD                                                                 FOR THE NINE MONTH PERIOD
             ENDED SEPTEMBER 30,                                                                        ENDED SEPTEMBER 30,
-----------------------------------------------                                               -----------------------------------
          2002                   2001                                                               2002                2001
      -------------       -----------------                                                     ------------       -------------
                                             COMMON STOCK (NUMBER OF SHARES)
          37,081,190             36,568,334  Balance, beginning of period                          36,613,434          36,565,102
                  --                     --      Issuance of common shares                                 --                  --
                  --                     --      Exercise of warrants                                      --                  --
                  --                 40,100      Exercise of options                                  450,668              43,332
                  --                     --      Exercise of employee participation shares             17,088                  --
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
          37,081,190             36,608,434  Balance, end of period                                37,081,190          36,608,434
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             COMMON STOCK
     $        50,991    $            50,092  Balance, beginning of period                      $       50,175     $        50,092
                  --                     --      Issuance of common shares                                 --                  --
                  --                     --      Exercise of warrants                                      --                  --
                  27                     73      Exercise of options                                      789                  73
                  --                     --      Exercise of employee participation shares                 54                  --
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
     $        51,018    $            50,165  Balance, end of period                            $       51,018     $        50,165
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             CONTRIBUTED SURPLUS
     $         6,560    $             6,476  Balance, beginning of period                      $        6,476     $         6,476
                 (84)                    --      Stock compensation                                        --                  --
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
     $         6,476    $             6,476  Balance, end of period                            $        6,476     $         6,476
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             EMPLOYEE PARTICIPATION SHARES
     $           131    $               157  Balance, beginning of period                      $          157     $           157
                  --                     --      Issuance of employee participation shares                 --                  --
                  --                     --      Exercise of employee participation shares                (26)                 --
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
     $           131    $               157  Balance, end of period                            $          131     $           157
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             EMPLOYEE PARTICIPATION SHARES-LOANS RECEIVABLE
     $          (131)   $              (157) Balance, beginning of period                      $         (157)    $          (157)
                  --                     --      Issuance of employee participation shares                 --                  --
                  --                     --      Exercise of employee participation shares                 26                  --
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
     $          (131)   $              (157) Balance, end of period                            $         (131)    $          (157)
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             WARRANTS
     $            72    $                72  Balance, beginning of period                      $           72     $            72
                  --                     --      Issuance of warrants                                      --                  --
                  --                     --      Exercise of warrants                                      --                  --
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
     $            72    $                72  Balance, end of period                            $           72     $            72
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             DEFICIT
     $       (24,561)   $           (22,043) Balance, beginning of period                      $      (22,396)    $       (20,208)
                 (50)                  (411)     Net income (loss)                                     (2,215)             (2,246)
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
     $       (24,611)   $           (22,454) Balance, end of period                            $      (24,611)    $       (22,454)
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
                                             CUMULATIVE TRANSLATION ADJUSTMENT
     $           213    $               219  Balance, beginning of period                      $       (1,610)    $            --
              (1,514)                (1,548)     Foreign currency translation adjustments                 309              (1,329)
------- ------------- ---- ----------------- ---------------------------------------------------- ------------ ----- -------------
              (1,301)                (1,329) Balance, end of period                                    (1,301)             (1,329)
     $        31,654    $            32,930      TOTAL SHAREHOLDERS' EQUITY                    $       31,654     $        32,930
------- ------------- ---- ----------------- --- ------------------------------------------------ ------------ ----- -------------
------- ------------- ---- ----------------- --- ------------------------------------------------ ------------ ----- -------------

     SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                  ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)


 FOR THE THREE MONTH PERIOD                                                                       FOR THE NINE MONTH PERIOD
    ENDED SEPTEMBER 30,                                                                              ENDED SEPTEMBER 30,
------------------------------------                                                          ------------------------------------
     2002                 2001                                                                       2002                2001
 --------------      ---------------                                                             --------------      -------------
                                     CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES

$          (50)   $            (165) Net income (loss) from continuing operations             $            339    $        (1,493)
                                         Adjustments to reconcile net income (loss)
                                         from continuing operations to net
                                         cash (used in) from operating activities
        (1,574)              (1,200)     Amortization of deferred revenues                              (4,732)            (3,609)
         1,325                1,144      Amortization                                                    3,917              3,405
           (57)                  --      Stock compensation                                                 28                 --
          (181)                (300)     Future income taxes                                              (906)               624
          (172)                (101)     Minority interest                                                (252)              (258)
           133                   90      Other                                                             249                275
                                     Changes in operating assets and operating liabilities
           958                   91      Accounts receivable                                               413                642
          (231)                 349      Inventories                                                         6              1,472
           285                   97      Income taxes                                                   (1,043)               577
           (3)                  338      Prepaid expenses                                                 (500)               685
           878                  353      Accounts payable and accrued liabilities                         (349)               581
            --                   --      Current portion of deferred revenues                               --                 47
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
         1,311                  696                                                                     (2,830)             2,948
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
                                     CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
        (1,801)              (1,398)     Expenditures for property, plant and equipment                 (3,954)            (4,241)
            --                   --      Increase in intangible assets                                     (60)              (120)
            --                   --      Increase in deferred revenues                                     899                409
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
        (1,801)              (1,398)                                                                    (3,115)            (3,952)
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
                                     CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
            --                   --      Proceeds from bank loan                                           314                973
            --                  (41)     Repayment of bank loan                                           (708)               (41)
           690                   --      Proceeds from long-term debt                                    2,588                 --
            --                 (187)     Repayment of long-term debt                                      (172)              (605)
            15                   --      Proceeds from customer deposits                                   260                 --
            --                   73      Exercise of warrants and options                                  816                 73
            --                   --      Issue of common shares by subsidiary to                           267                 --
                                         minority interest
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
           705                 (155)                                                                     3,365                400
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
           (45)                (126)     Effect of foreign exchange rate changes on cash                   (41)              (158)
                                         and cash equivalents
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
           170                 (983)     Net cash (used in) from continuing operations                  (2,621)              (762)
            26                 (392)     Net cash (used in) from discontinued operations                  (639)              (752)
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
           196               (1,375)     Net increase (decrease) in cash and cash equivalents           (3,260)            (1,514)
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
         2,146                4,281      Cash and cash equivalents, beginning of period                  5,602              4,420
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------
         2,342  $             2,906      Cash and cash equivalents, end of period                        2,342  $           2,906
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------

                                     ADDITIONAL INFORMATION
           169  $               126      Interest paid                                                     320  $             463
            19  $               102      Income taxes paid                                               1,791  $             324
 -------------- ---- --------------- --- ------------------------------------------------------- -------------- ---- -------------

     SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                  ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

      The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For periods subsequent to January 1, 2001, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

      The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

      The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

      The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2002 and the results of operations and cash flows for the quarter ended September 30, 2002 and 2001.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)


2.    ACCOUNTING CHANGE

      (a)  GOODWILL AND OTHER INTANGIBLE ASSETS

      Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

      The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

    FOR THE THREE MONTH PERIOD                                                     FOR THE NINE MONTH PERIOD
       ENDED SEPTEMBER 30,                                                             ENDED SEPTEMBER 30,
------------------------------------                                       ----------------------------------------
        2002                  2001                                               2002                     2001
---------------       --------------                                       -----------------      -----------------
$      (50)           $       (412)    Net loss, as reported               $      (2,215)         $       (2,247)
         -                      26     Amortization expense on goodwill                -                      78
--------------- ----- -------------- ------------------------------------- ----------------- ---- -----------------
$      (50)           $       (386)    Net loss, adjusted                  $      (2,215)         $       (2,169)
--------------- ----- -------------- ------------------------------------- ----------------- ---- -----------------

      (b)  FOREIGN CURRENCY TRANSLATION

      Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with no impact on prior periods.


      (c)  STOCK-BASED COMPENSATION COSTS

      Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)


3.    DISCONTINUED OPERATIONS

      On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

      On August 14, 2002, the Company was advised that the acquisition would not be completed by the acquirer. The Company is considering other divestiture alternatives with respect to DRAXIS Pharmaceutica.

      Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended June 30, 2002 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec(R) and continue to market and sell Alertec(R) in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec(R) and information for prior periods has been reclassified to reflect this change.

      Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

      The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:


            FOR THE THREE MONTH PERIOD                                                               FOR THE NINE MONTH PERIOD
               ENDED SEPTEMBER 30,                                                                      ENDED SEPTEMBER 30,
-------------------------------------------------                                               -----------------------------------
        2002                        2001                                                             2002                 2001
----------------------      ---------------------                                               ---------------      --------------
$    2,020           $            1,560      Revenues                                    $        4,885       $            4,333
--------------- ---- --------------------- --------------------------------------------- --------------- ---- ---------------------
$     (307)          $             (247)     Operating loss from discontinued operations $       (1,059)      $             (754)
       307                           -       Recovery (provision) for future losses              (1,493)                      -
--------------- ---- --------------------- --------------------------------------------- --------------- ---- ---------------------
$        -           $             (247)     Net loss from discontinued operations       $       (2,552)      $             (754)
--------------- ---- --------------------- --------------------------------------------- --------------- ---- ---------------------

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)


4.    SHAREHOLDERS' EQUITY


      (a)  STOCK OPTION PLAN

      The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:


            FOR THE THREE MONTH PERIOD                                                        FOR THE NINE MONTH PERIOD
               ENDED SEPTEMBER 30,                                                               ENDED SEPTEMBER 30,
-------------------------------------------------                                     -----------------------------------------
        2002                        2001                                                   2002                         2001
----------------------       --------------------                                     --------------------      ---------------
        3,244,276               3,151,545     Balance, beginning of period             3,358,444                   3,079,527
                                              Increase (decrease) resulting from:
          322,500                 418,500           Granted                              702,500                     581,500
                -                 (40,100)          Exercised                           (450,668)                    (43,332)
                -                  (5,834)          Cancelled                            (43,500)                     (5,834)
          (56,000)                      -           Expired                              (56,000)                    (87,750)
---------------------- ----- -------------- -------------------------------------------------------- ---- ---------------------
        3,510,776               3,524,111     Balance, end of period                   3,510,776                   3,524,111
---------------------- ----- -------------- -------------------------------------------------------- ---- ---------------------

            (b)  STOCK-BASED COMPENSATION COSTS

            The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.


             FOR THE THREE MONTH PERIOD                                                          FOR THE NINE MONTH PERIOD
                ENDED SEPTEMBER 30,                                                                 ENDED SEPTEMBER 30,
------------------------------------------                                           ---------------------------------------
           2002                                                                                 2002
---------------------------     ----------                                           --------------------------  -----------
  $           (50)                          Net loss, as reported                      $           (2,215)
              (76)                                - PRO FORMA IMPACT                                 (166)
--------------------------- --- ---------------------------------------------------- ---------------------------------------
  $          (126)                          PRO FORMA net loss                         $           (2,381)
--------------------------- --- ---------------------------------------------------- ---------------------------------------
  $            (0.001)                      Basic net loss per share, as reported      $               (0.060)
               (0.002)                      PRO FORMA impact per share                                 (0.004)
--------------------------- --- ---------------------------------------------------- ---------------------------------------
  $            (0.003)                      PRO FORMA net loss per share (Basic)       $               (0.064)
  $            (0.003)                      PRO FORMA net loss per share (Diluted)     $               (0.064)
--------------------------- --- ---------------------------------------------------- ---------------------------------------
                                          Assumptions used in Black Scholes
                                          option pricing model
                0.0%                        Dividend yield                                              0.0%
                  62%                       Expected volatility                                        62-64%
                4.1%                        Risk-free interest rate                                     4.1-5.6%
                5 YRS                       Expected option life                                        5 YRS
--------------------------- --- ---------------------------------------------------- ---------------------------------------

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)


5.    SEGMENTED INFORMATION


INDUSTRY SEGMENTATION

      For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.


            FOR THE THREE MONTH PERIOD                                                            FOR THE NINE MONTH PERIOD
               ENDED SEPTEMBER 30,                                                                   ENDED SEPTEMBER 30,
---------------------------------------------------                                ------------------------------------------------
               2002                    2001                                                      2002                    2001
         -----------------       ------------------                                      -----------------       ------------------
                                                 PRODUCT SALES REVENUES
$                2,407  $                 1,716  Radiopharmaceuticals               $             7,388  $                 5,080
                 4,542                    4,791  Manufacturing                                   15,560                   15,041
                   (91)                     (71) Corporate and Other                               (338)                     (30)
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
$                6,858  $                 6,436                                     $            22,610  $                20,091
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
                                                 ROYALTY AND LICENSING REVENUES
$                  128  $                    23  Radiopharmaceuticals               $               323  $                    65
                    --                       --  Manufacturing                                       --                       --
                 1,886                    1,643  Corporate and Other                              5,871                    4,831
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
$                2,014  $                 1,666                                     $             6,194  $                 4,896
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
                                                 TOTAL REVENUES
$                2,535  $                 1,739  Radiopharmaceuticals               $             7,711  $                 5,145
                 4,542                    4,791  Manufacturing                                   15,560                   15,041
                 1,795                    1,572  Corporate and Other                              5,533                    4,801
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
$                8,872  $                 8,102                                     $            28,804  $                24,987
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
                                                 SEGMENT INCOME(1)
$                 (169) $                    22  Radiopharmaceuticals               $               989  $                   937
                   (94)                     (13) Manufacturing                                      234                      172
                 1,411                      750  Corporate and Other                              3,312                    2,205
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
$                1,148  $                   759                                     $             4,535  $                 3,314
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
                                                 AMORTIZATION
$                  288  $                   248  Radiopharmaceuticals               $               837  $                   738
                   295                      219  Manufacturing                                      859                      620
                   742                      677  Corporate and Other                              2,221                    2,047
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
$                1,325  $                 1,144                                     $             3,917  $                 3,405
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
                                                 OPERATING INCOME (LOSS)(2)
$                 (457) $                  (226) Radiopharmaceuticals               $               152  $                   199
                  (389)                    (232) Manufacturing                                     (625)                    (448)
                   669                       73  Corporate and Other                              1,091                      158
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------
$                 (177) $                  (385)                                    $               618  $                   (91)
-------- -------------- ----- ------------------ ---------------------------------- ----- -------------- ----- ------------------

                                        SEPTEMBER 30,              JUNE 30,             MARCH 31,               DECEMBER 31,
                                            2002                     2002                  2002                     2001
                                    ----------------------       --------------       ---------------       ----------------------
      IDENTIFIABLE ASSETS
      Radiopharmaceuticals    $                    12,990  $            13,911  $             13,008  $                    12,385
      Manufacturing                                28,447               28,152                28,538                       24,906
      Corporate and Other                          36,055               38,600                38,064                       42,908
 ---- ----------------------- ----- ---------------------- ----- -------------- ----- --------------- ----- ----------------------
                              $                    77,492  $            80,663  $             79,610  $                    80,199
 ---- ----------------------- ----- ---------------------- ----- -------------- ----- --------------- ----- ----------------------

    (1) Segment income (loss) from continuing operations before amortization, interest, income taxes and minority interest.
    (2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)



GEOGRAPHIC SEGMENTATION

            FOR THE THREE MONTH PERIOD                                                            FOR THE NINE MONTH PERIOD
               ENDED SEPTEMBER 30,                                                                    ENDED SEPTEMBER 30,
---------------------------------------------------                                     ------------------------------------------
      2002                    2001                                                            2002                    2001
     ------------       ------------------                                              -----------------       ------------------
                                           REVENUES(1)
$          4,955  $                 5,220  Canada                                 $               17,189  $                16,399
           3,902                    2,882  United States                                          11,482                    8,588
              15                       --  Other                                                     133                       --
----------------------------------------------------------------------------------------------------------------------------------
$          8,872  $                 8,102                                         $               28,804  $                24,987
----------------------------------------------------------------------------------------------------------------------------------

                                             SEPTEMBER 30,            JUNE 30,              MARCH 31,           DECEMBER 31,
                                                 2002                  2002                  2002                  2001
                                            ------------------      -------------       ----------------      ------------------
             LONG-LIVED ASSETS(2)
                  Canada               $               41,182  $          42,253  $              40,618  $               40,600
                  United States                         8,802              9,315                  9,838                  10,355
-------- -----------------------------------------------------------------------------------------------------------------------
                                       $               49,984  $          51,568  $              50,456  $               50,955
-------- -----------------------------------------------------------------------------------------------------------------------

(1) Revenues are attributable to countries based upon the location of the customer.

(2) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.


6.    COMPARATIVE INFORMATION

      The Company has reclassified certain prior period's information to conform with the current presentation format.